

Mail Stop 7010

August 1, 2006

Via U.S. mail and facsimile

Mr. Peter G. Dornau
Chief Executive Officer
Ocean Bio-Chem, Inc.
4041 SW 47 Avenue
Fort Lauderdale, FL 33314-4023

>   **RE: Ocean Bio-Chem, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
>   **File No. 0-11102**

Dear Mr. Dornau:

       We have reviewed your letter dated July 26, 2006 and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Comment applicable to your overall filing

1. Please file your amended Form 10-K for the fiscal year ended December 31, 2005 as revised pursuant to comments seven and eight from our letter dated May 10, 2006.

Notes to Financial Statements

Note 4 – Long-term debt, page F-10

2. We read your responses to comment one from our letter dated July 19, 2006 and comment three from our letter dated July 7, 2006. As previously requested, please ensure the information included in your responses, including the value allocated to the warrants, the change in allocation between notes payable and additional paid in capital, and the period over which the value of the warrants will be amortized to interest expense, is disclosed in future filings.

*   *   *   *

If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Accounting Branch Chief